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[INVESCO AIM LOGO APPEARS HERE]
--Servicemark--
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919

Invesco Aim Advisors, Inc.

July 24, 2009

VIA EDGAR

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:  AIM Growth Series
     Definitive Proxy Statement
     Schedule 14A Information
     File No. 002-57526, 811-02699
     CIK No. 0000202032

Dear Mr. O'Connor:

     This letter responds to the Staff's comments on the above-referenced Preliminary Proxy Statement filed by AIM Growth Series (the "Registrant") on July 7 , 2009. The filing is in connection with proposed changes to the sub-classification of each of AIM Independence Now Fund, AIM Independence 2010 Fund, AIM Independence 2020 Fund, AIM Independence 2030 Fund, AIM Independence 2040 Fund, and AIM Independence 2050 Fund (each, a "Fund" and collectively, the "Funds").

Staff's Comment:

     1. If the proposal is approved by shareholders will the Funds change from a funds of funds structure to a master-feeder structure?

Response:

          No, the Funds will remain as funds of funds. No master-feeder structure is contemplated or proposed. The only proposal to be voted on is a change to the Funds' sub-classification from diversified to non-diversified. If this proposal is approved by shareholders, than the names, investment objectives, strategies and risks, underlying funds and portfolio manager of the Funds will also change.

Staff's Comment:

     2. How can certain of the Funds invest 100% of their assets in only one underlying fund, AIM Balanced-Risk Allocation Fund ("ABRA")?

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James O'Connor
July 24, 2009
Page 2


Response:

          The Funds are structured as target date funds of funds. Overtime, each Fund's portfolio securities will change (allocating portfolio securities to affiliated money market funds in addition to ABRA) as each Fund moves closer to the target date. The Funds are intended to provide shareholders with the ability to invest one time based on each shareholder's individual retirement date, and not have to change their investments as they move closer to retirement.

Staff's Comment:

     3. Provide information on the underlying ABRA fund regarding risks, derivatives and the use of leverage.

Response:

          Comment complied with. Under "What Other Changes Will Be Made to the Funds if Shareholders Approve Changing the Funds' Sub-Classification to Non-Diversified," disclosure has been added listing the Funds' new principal risks. In addition, disclosure has also been added to this section providing a full summary of the primary proposed underlying fund, ABRA. The summary includes investment objectives and strategies, including disclosure on ABRA's use of derivatives and leverage.

Staff's Comment:

     3.   Can the Funds' underlying funds be changed without a shareholder vote?

Response:

          Yes. Only changes to fundamental investment restrictions, such as changing the Funds' sub-classification, requires a vote under these circumstances. Changing the underlying funds is not a fundamental investment restriction.

Staff's Comment:

     4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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James O'Connor
July 24, 2009
Page 3


Response:

          In connection with the responses to the comments above, the Registrant acknowledges the following:

               - that the Registrant is responsible for the adequacy and accuracy of the disclosure in their filings;

               - that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

               - that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 713.214.7888 if you have any further questions.

Very truly yours,


/s/ Peter Davidson
Peter Davidson